Exhibit 99.2

Outcome of consideration of proposal for closure of the Buyback by the Buyback Committee

Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 13, 2023

Dear Sir/Madam,

Sub: Outcome of consideration of proposal for closure of the Buyback by the Buyback Committee

This is in furtherance of (i) our letter dated October 13, 2022, disclosing the outcome of the meeting of the board of directors of the Company ("**Board**") held on the same day, that approved, amongst other things, the Buyback (as defined hereinafter); (ii) our letter dated December 6, 2022 regarding submission of the public announcement dated December 5, 2022 ("**Public Announcement**"); and (iii) our letter dated February 10, 2023 regarding intimation of the Buyback Committee to consider closure of the Buyback.

The Board, through its resolution dated October 13, 2022, and the members of Infosys Limited ("**Company**"), through a special resolution dated December 2, 2022, the results of which were announced on December 3, 2022, had approved the proposal by the Company to buy back its own fully paid-up equity shares of face value of ₹ 5 each ("**Equity Shares**") from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**"), under the open market route through the stock exchanges, in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("**Buyback Regulations**"), the Companies Act, 2013, as amended, the Companies (Share Capital and Debentures) Rules, 2014, as amended, and the Companies (Management and Administration) Rules, 2014, as amended ("**Buyback**").

The Buyback commenced on December 7, 2022 ("**Commencement Date**"), in accordance with the procedure provided under the Buyback Regulations.

In this regard, please be informed that the Company has (i) bought back 6,04,26,348 Equity Shares at an average price of ₹ 1,539.06 (Rupees One Thousand Five Hundred Thirty Nine and Paise Six only) per Equity Share; and (ii) deployed an amount of ₹ 9299,99,99,371.32 (Rupees Nine Thousand Two Hundred and Ninety Nine Crore Ninety Nine Lakh Ninety Nine Thousand Three Hundred Seventy One and Paise Thirty Two only) utilizing 99.9999993% of the Maximum Buyback Size (excluding transaction costs) with a balance of ₹ 628.68 (Rupees Six Hundred Twenty Eight and Paise Sixty Eight only) till February 13, 2023.

Consequently, the Buyback Committee has approved the closure of the Buyback pursuant to the terms of the Public Announcement, with effect from today, *i.e.* February 13, 2023, prior to the expiry of six months from the Commencement Date.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The above information is also available on the Company's website at www.infosys.com.

This is for your information and records and be treated as compliance with Regulation 30, read with Part A of Schedule III, or any other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015, as amended.

Yours sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.02.13 20:29:02 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com